QUARTZ MOUNTAIN ANNOUNCES MANAGEMENT CHANGES,
PRIVATE PLACEMENT AND SHARE CONSOLIDATION

December 15, 2017, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTCBB: QZMRF) announces that Robert Dickinson has been appointed Quartz Mountain’s Executive Chairman and CEO. Rene Carrier and Leonie Tomlinson ICD.D, have been appointed Directors of the Company. Scott Cousens has resigned as Chairman and Director, Ronald Thiessen has resigned as President, CEO and Director and David Mordant has resigned as Director of the Company. Over the months ahead Quartz Mountain plans to assess mineral exploration projects for potential acquisition.

Robert Dickinson is an economic geologist and business executive with more than 40 years of mineral exploration and project development experience. Mr. Dickinson has been a member of the Company’s Board of Directors since 2011.

Rene Carrier is a past Vice-President of Pacific International Securities Inc., where he worked for ten years, until 1991. Since 1991, he has been President of Euro-American Capital Corporation, a private company that specializes in restructuring, administration, and raising venture capital funds for junior companies.

Leonie Tomlinson is a professional director and experienced business executive who over the course of her career has advised numerous private and public companies on investment structuring, corporate governance, financial reporting, HR matters and exit strategy.

Robert Dickinson said, “On behalf of the Board of Directors, I would like to thank Ron Thiessen, Scott Cousens and David Mordant for their contributions to Quartz Mountain. I am also pleased to welcome Rene Carrier and Leonie Tomlinson as Directors. Their experience will be integral to the Company as it assesses new exploration project opportunities for potential acquisition.”

Quartz Mountain also reports that directors of the Company and other parties have agreed to invest up to $460,000 into Quartz Mountain to provide the Company with working capital to pursue its business plan. The Company will sell by private placement up to 4,200,000 common shares in the capital of the Company at a price of $0.11 per share for gross proceeds of up to $460,000.

Quartz Mountain also reports that, after the financing, it will complete a 10:1 consolidation of its common shares as originally announced in its January 20, 2016 news release.

The private placement and the share consolidation are subject to TSX Venture Exchange approval.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Robert Dickinson
Executive Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking-statements”. All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the private placement and share consolidation and the ability of the Company to secure regulatory acceptance for the private placement and share consolidation. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company’s home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.